SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 22nd April 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, 22nd April 2005 re: Director Shareholding


The London Stock Exchange
RNS
10 Paternoster Square
London
EC4M 7LS
                                               21st April, 2005




Dear Sirs

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors


Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 38,196 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.


The following directors, together with some 77,000 other employees, are potential participants in Shareplan and are, therefore, to be treated as interested in the 666,505 shares held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares).


Mr. J.E. Daniels

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. D.P. Pritchard

Mr. G.T. Tate

Mrs. H.A. Weir


This notification is made to comply with paragraph 16.13 of the listing rules.

Yours faithfully


A.J. Michie
Secretary



b.c.c. Ms K.T. McTeague - by e-mail
       New York Stock Exchange - by e-mail



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    22nd April 2005